

Mail Stop 3720

March 22, 2010

Anthony W. Thomas
Chief Financial Officer
Windstream Corporation
4001 Rodney Parham Road
Little Rock, Arkansas 72212

> **RE: Windstream Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 24, 2010**
> **Preliminary Proxy Statement**
> **Filed March 10, 2010**
> **File No. 1-32422**

Dear Mr. Thomas:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

/s
Larry Spirgel
Assistant Director